UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 13 November 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr Iain Ross

Chairman

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

MARKET RELEASE

13 November 2017

NOVOGEN TO ESTABLISH CHINA ENTITY TO FURTHER COMMERCIALISATION AND PARTNERSHIPS IN WORLD’S SECOND-LARGEST PHARMACEUTICAL MARKET

Sydney, 13 November 2017 – Novogen Ltd (ASX: NRT; NASDAQ: NVGN), an Australian oncology drug development company, announces today that it has entered into a Letter of Intent with Cedrus Investments Ltd for advisory services in order to establish a corporate structure focused on expansion into the Greater China region.

Key Points

•    Following initial face-to-face discussions with third parties in China, Novogen has signed Letter of Intent with Cedrus Investments, a leading specialist investment bank based in Hong Kong, for advisory services in order to establish a corporate structure and operations in the People’s Republic of China

•    Novogen entity will be a Wholly Foreign Owned Enterprise (WFOE), initially with minimal infrastructure, to serve as administrative unit for China expansion

•    Key objective will be to further explore partnerships and commercialization opportunities in China over a medium- to long-term horizon

•    China is the world’s second-largest pharmaceutical market, with approximately US$ 116.7 billion in annual sales, and an annual growth rate of 12.4% (per QuintilesIMS Market Prognosis, October 2016)

The new corporate entity will enable Novogen to interact directly with the Chinese Food and Drug Administration (CFDA) for future clinical trials of its pipeline in China, and will facilitate potential partnering and investing opportunities for the company.

The Letter of Intent defines the key terms of the proposed establishment, with most of the work expected to be conducted in the first half of calendar 2018, subject to execution of definitive agreements. It is expected that the Chinese entity will be a Wholly Foreign Owned Enterprise (WFOE), headquartered in Shanghai.

Novogen CEO, Dr James Garner, commented, “China is a key market for pharmaceutical companies, and over the last few months we have been actively exploring opportunities to engage with Chinese companies, researchers, and investors to support the development of Novogen’s current and future pipeline there. The team at Cedrus Investments have been helping global companies best position themselves to identify and work with investors and business partners in the Greater China region, and are highly experienced in navigating the complex regulatory requirements in China. We are pleased to be working with them on this important project. The new corporate structure will put us in a stronger position to capitalize on opportunities in China over the medium term.”

In addition to its Australian operations and the intended China operation, Novogen also has a US-based corporate entity, Novogen North America, Inc.

[ENDS]

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best- in-class agents in a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. A second clinical program, TRX-E-002-01 (Cantrixil) commenced a phase I clinical trial in ovarian cancer in December 2016. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

For more information, please visit: www.novogen.com